

Splitsy

Splitting Peer Payments Made Easy

It All Started From Sharing Large Group Bills

Our Co-Founders experienced hiccups with sharing large bills.

With 3 total roommates, this left room for problems.

We’re not the only ones.




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The Problem

Roommates Can't Split Bills Easily

Over **66 million Americans** Share Bills

Roommates waste time splitting bills

Roommates who split the bills, report that leading the split **doubles** their time to pay bills

Roommates don't get credit history

Only the main roommate gets credit for bills everyone has paid



OUR PATENT-PENDING MOBILE APP

Shared Automatic Payment System

Create a Transaction, Go "Splitsies", and forget about it!

Time & Relationships Saved

No more fighting over who paid, when it was paid, and how much you owe.

Specialized Offers for your share!

Get offers tailored specifically to you and your billing history


9:09
Hi, Richard
3
This Month At a Glance
Total Estimated Shared Bills
$2,360.00
Upcoming
Rent
Charged in 4 days
$1,500
Today
Water Bill
Pending
- $280
Past
Electric Bill
Successful
- $480
+
Home

Dashboard

View Total Shared Bills at a Glance

View Past & Upcoming Bills

Create New Transactions


9:09
New Transaction
Choose YOUR account / card
Choose Transaction Type
Split evenly between all
Split by % for each user
Choose Friends
Devon
James
Utility Name
Choose AutoPay Date
Confirm

New Transaction

Choose Splitting Preferences

Choose Friends to Split With

Choose Biller & Payment Preferences

Market Analysis

May Encounter Problem



66 Million

- Population That Share Bills
- Adult Population (18+)

Eligible For Solution



46.2 Million

- Doesn't live with parents
- Target Market (18-34)

May Actually Use



19.05 Million

- 25% in Target w/ roommates
- 18-34 Eligble for Solution

$9.5 Billion
Shared Utility Industry

$180 Billion
Apartment Rental Industry

Business Model

1.3%
AVERAGE INTERCHANGE FEE

01 SHARED AUTOMATIC UTILITY BILLS



02 SPECIAL OFFERS



 

03 LOOKING AHEAD

 

 

Interchange Fee's



$100.00
Bill Cost

Virtual Splitsy Card

(1.85%)
$1.85
Interchange Network

(2.75%)
$2.75
Processing Fee

Network Takes
$0.35

(1.3%)
$1.30
Interchange Fee

No Additional Splitsy Fee's to Merchants & Users!

CONFIDENTIAL

Go-to-Market Strategy

Online Partnerships

  

Millennial & Gen-Z Social Media

  

Campus Brand Ambassadors

  

Financial Projections

Splitsy					
	Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Total Market in Users	19,050,000	19,150,000	19,250,000	19,350,000	19,450,000
Total Users - Splitsy	40,000	130,000	422,500	1,373,125	2,746,250
% Market Penetration	0.2%	0.7%	2.2%	7.1%	14.1%
Total Payments Processed by Splitsy	$24,000,000	$78,000,000	$253,500,000	$823,875,000	$1,647,750,000
Percentage Fee Earned by Splitsy	1.3%	1.3%	1.3%	1.3%	1.3%
Special Offer Revenue	$6,000	$19,500	$63,375	$205,969	$411,938
Total Revenue	$ 318,000	$ 1,033,500	$ 3,358,875	$ 10,916,344	$ 21,832,688
Cost of Goods Sold	$ 214,350	$ 491,800	$ 988,775	$ 2,609,206	$ 4,200,631
Gross Profit	$103,650	$541,700	$2,370,100	$8,307,138	$17,632,057
Total Expenses	$ 120,000	$ 240,000	$ 505,000	$ 1,091,250	$ 2,182,500
Sales and Marketing	$ 110,000	$ 220,000	$ 440,000	$ 880,000	$ 1,760,000
Research and Development	$ 10,000	$ 20,000	$ 65,000	$ 211,250	$ 422,500
EBITDA	($16,350)	$301,700	$1,865,100	$7,215,888	$15,449,557
% Net Margin	-5.1%	29.2%	55.5%	66.1%	70.8%

Meet Our Leadership Team







President & Co-Founder

Brad Starnes

- 6+ Years Website Development
- 4+ Year Retail Experience
- UMKC E-Scholars Graduate
- UMKC MBA in January of 2021

Vice President & Co-Founder

Joe Allen

- 2+ Years Urban Planning
- 7+ Years Customer Service & Hospitality Experience
- Focus on economic impact in urban areas

Director of Finance & Partnerships

Nolan McMichael

- 3+ Years in Finance Experience
- 6+ Years of Customer Service & Sales Experience
- Focus on contract negotiations, financial data, and sales



THANK YOU!